

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 22, 2017

<u>Via E-mail</u>
Jeffrey P. Lucas
Chief Financial Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, NY 12533

> **Re: eMagin Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 001-15751**

Dear Mr. Lucas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. Please amend your filing to include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the report to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery